GREAT PANTHER SILVER LIMITED

Consent of Qualified Person

October 12, 2011

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

I Janelle T. Smith, do hereby consent to the public filing of the report titled "TECHNICAL REPORT ON THE SAN IGNACIO PROJECT MINERAL RESOURCE GUANAJUATO, MEXICO" (the Technical Report), prepared for Great Panther Silver Limited and dated September 20, 2011, and extracts from, the summary of, the Technical Report in the press release of Great Panther Silver Limited Dated October 11, 2011(the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) "Janelle T. Smith"

2100 – 1177 West Hastings St., Vancouver, BC, Canada V6E 2K3 | T. 604 608 1766 | F. 604 608 1744
E. info@greatpanther.com | www.greatpanther.com | *TSX: GPR* | *NYSE Amex: GPL*